Exhibit 5

MGIC Investment Corporation	MGIC
Jeffrey H. Lane
Executive Vice President, General Counsel
and Secretary

November 6, 2015

MGIC Investment Corporation
250 East Kilbourn Avenue
Milwaukee, WI 53202

Gentlemen:

I am Executive Vice President, General Counsel and Secretary of MGIC Investment Corporation, a Wisconsin corporation (the “Company”). In that capacity, I have acted as your counsel in connection with the Company’s 2015 Omnibus Incentive Plan (the “Plan”), which authorizes Awards (as defined in the Plan) covering not to exceed 10,000,000 shares (“Shares”) of the Company’s Common Stock, $1.00 par value per share (the “Common Stock”). Under the Amended and Restated Rights Agreement dated July 23, 2015, by and between the Company and Wells Fargo Bank National Association (the “Rights Agreement”), with certain exceptions, shares of Common Stock issued by the Company are to be accompanied by Common Share Purchase Rights (“Rights”). In connection therewith, I have examined or am familiar with: (i) the Company’s Articles of Incorporation, as amended, and its Amended and Restated Bylaws; (ii) the Rights Agreement; (iii) corporate proceedings of the Company relating to the authorization of the Plan and the Rights; and (iv) such other proceedings, documents and records as I have deemed necessary to enable me to render this opinion.

Based upon the foregoing, I am of the opinion that:

1.
The Shares, when issued and paid for in the manner set forth in the Plan, will be legally issued, fully paid and nonassessable. With respect to the foregoing opinion, at one time Section 180.0622(2)(b) of the Wisconsin Business Corporation Law imposed personal liability upon shareholders for debts owing to employees of the Company for services performed, but not exceeding six months’ service in any one case. This statutory provision was repealed by 2005 Wisconsin Act 474, which provided that the repeal applies to debts incurred on or after June 14, 2006.

2.	The Rights accompanying the Shares, when issued pursuant to the terms of the Rights Agreement, will be validly issued.

I consent to the use of this opinion as an exhibit to the Registration Statement on Form S-8 covering the Shares and accompanying Rights and to the reference of my name therein. In giving my consent, I do not admit that I am an “expert” within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

/s/ Jeffrey H. Lane

Jeffrey H. Lane
Executive Vice President, General Counsel and Secretary

MGIC Plaza, P.O. Box 488, Milwaukee, Wisconsin 53201-0488, (414) 347-6406
WATS (800) 558-9900, FAX (414) 347-6959, E-mail: jeff_lane@mgic.com